Exhibit 2.7

ASSET PURCHASE AGREEMENT

By

and

Between

AMEDISYS MISSISSIPPI, L.L.C., as Purchaser,

And

VICKSBURG HEALTHCARE, LLC, as Seller,

Dated as of June 01, 2004

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into this 1st day of June, 2004, by and between Amedisys Mississippi, L.L.C., a Mississippi limited liability company, with its principal offices at 11100 Mead Road, Suite 300, Baton Rouge, Louisiana, 70816 (hereinafter referred to as “Purchaser”) and Vicksburg Healthcare, LLC, a Delaware limited liability company having its principal place of business at 2100 Highway 61 North, Vicksburg, Mississippi, 39183 (hereinafter referred to as “Seller”).

RECITALS

WHEREAS, Seller conducts a home health care business which provides services to Medicare, Medicaid, commercially-insured, and private-pay patients in the Non-competition Area defined in Section 10.04 hereof (“Home Health Business”), which Home Health Business is located at 1111 North Frontage Road, Vicksburg, Mississippi, 39180 (“Agency Address”);

WHEREAS, Purchaser desires to buy and Seller desires to sell certain of the assets that are utilized in its Home Health Business.

NOW THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

1. Definitions. As used in this Agreement, the following terms have the meanings indicated:

1.01 Home Health Assets: The assets to be sold and transferred by Seller to Purchaser pursuant to this Agreement consist of the assets owned by Seller and used in its Home Health Business as of the Closing and Effective Date (as defined below) that are described in clauses (a)-(k) below and that are more specifically detailed in the Schedules attached hereto as herein indicated, provided however, the Excluded Assets are specifically excluded from the Home Health Assets.

a) All inventory owned by Seller and used by Seller in the operation of the Home Health Business at the Agency Address, which are further identified in Schedule 1.05;

b) The current patient lists of present or former patients of the Home Health Business, the related mailing lists of the Home Health Business, and all records relating to the current patients of the Home Health Business;

c) To the extent assignable, all of Seller’s rights under the agreements described in Schedule 5.06.02 and the rights given therein.

d) All licenses and permits, to the extent assignable, held by the Seller relating to the ownership, development and operations of the Seller’s Business, including but not limited to the Seller’s state home health license, certificate(s) of need, Seller’s Medicare Provider

Number 25-7103 and all rights under Seller’s corresponding Medicare Provider Agreement, and all rights under the corresponding Medicaid Provider Number 00770548 and all goodwill associated therewith.

1.02 Closing. The consummation of the transactions contemplated by this Agreement.

1.03 Excluded Assets. Only the Home Health Assets set forth above and on the related schedules are being sold and transferred to the Purchaser. Without limiting the generality of the foregoing, the Seller is not selling or transferring the following assets relating to the Home Health Business: insurance policies providing coverage to Seller and all rights under such policies, any tax identification number, all cash on hand, depositary accounts and the agreements between Seller and any of its banks; any of Seller’s accounts receivables or any indebtedness owing to Seller, and cost report receivables; furniture, fixtures, and leasehold interests of the Seller; any right to the name “River Region Home Health Agency” or any variation thereof; automobiles used by Seller for the operation of Seller’s Home Health Business or otherwise; and any other assets not specifically identified as being sold pursuant to this Agreement.

1.04 Inventory. All inventory relating to and used exclusively in the Seller’s Home Health Business and located at the Agency Address as of the Closing or maintained in the possession of the Assumed Employees as of the Closing.

1.05 Health Care Laws. Any state or federal statute relating to the submission of a false and fraudulent claim to a government program or payments or contractual relationships with referral sources, including but not limited to the Medicare and Medicaid Anti-Fraud and Abuse Law, the federal Anti-Kickback law, the Stark laws, and the Health Insurance Portability and Accountability Act, and to the extent applicable, their respective state-law counterparts.

1.06 Liabilities. Those liabilities of Seller to be assumed by Purchaser at the Closing pursuant to this Agreement, which consist of those liabilities of Seller specifically disclosed on Schedule 1.06. Purchaser shall also assume the obligations of Seller accruing after the Effective Date on the contracts and agreements comprising a part of the Home Health Assets, as disclosed on Schedule 5.06. Purchaser shall not assume any other liabilities, contingent or certain, of Seller unless incurred and disclosed in the manner provided in this Section 1.06. Without limiting the foregoing, Purchaser is not assuming (i) any expenses, liabilities, or obligations of Seller arising out of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby which are unpaid at the Closing, (nor may Seller pay any of such expenses out of the Home Health Assets), (ii) any liabilities or obligations of Seller relating to federal, state, or local income for the period through the Closing, or other taxes attributable to the transactions contemplated hereby, (iii) any obligation of Seller to pay a fee to any agent, broker, or finder relating to this transaction, or (iv) any liabilities that may accrue to Seller as a result of any present or future Medicare and/or Medicaid audit related to the provision of care by Seller prior to and up to the Closing.

1.07 Material Adverse Effect. Any change in the Home Health Assets that would affect the Home Health Business materially and adversely, including but not limited to, material changes in its business condition or financial condition.

1.08 Purchaser’s Knowledge. The actual knowledge of Purchaser’s officers and directors after reasonable inquiry.

1.09 Home Health Business. The home health care business operated by Seller and described in the first recital of this Agreement.

1.10 Seller’s Knowledge. The actual knowledge of Seller’s officers, directors, and/or Seller’s home health director after reasonable inquiry.

2. Agreement to Purchase and Sell. On the Effective Date (as defined below), and subject to the terms and conditions of this Agreement, Purchaser agrees to purchase from Seller, and Seller agrees to sell, transfer, convey, assign, and deliver to Purchaser, the Home Health Assets, free and clear of all liens, claims, liabilities, restrictions on transfer and encumbrances, except (i) those liabilities listed in Schedule 1.06, (ii) the restrictions set forth in the agreements and contracts identified in Schedule 5.06, copies of which are attached thereto; (iii) the consents required but not obtained identified in Schedule 5.03 and (iv) liens, claims and liabilities accruing after the Closing.

2.01 The Closing. The Closing of the transactions contemplated by this Agreement shall occur on June 01, 2004, and shall be effective as of the 1st day of June, 2004 (the “Effective Date”).

3. Purchase Price.

3.01 Purchase Price. The purchase price for the sale, transfer, conveyance, assignment, and delivery of the Assets to Purchaser, subject to the terms and conditions of this Agreement, shall be ONE MILLION SIX HUNDRED FIFTY THOUSAND AND NO/100 DOLLARS ($1,650,000.00) to be paid in cash via wire transfer on the Effective Date.

3.02 Total Consideration. The consideration to be paid pursuant to the provisions of this Section 3 and the Liabilities to be assumed by Purchaser pursuant to Section 4 shall constitute all the consideration to be paid by Purchaser in connection with the purchase of the Home Health Assets contemplated by this Agreement.

3.03 Misdirected Payments. Except as provided herein, if either party receives any amount from patients or third-party payors that relate to services rendered by the other party, the party receiving such amount shall, within seventy-two (72) hours of receipt thereof, remit such full amount to the other party. If Purchaser receives any amounts from the Medicare or Medicaid program for reimbursement associated with the operation of the Home Health Business and relating to services performed during periods prior to the Effective Date, Purchaser shall, within seventy-two (72) hours of receipt thereof, tender same to Seller. If the Seller or any company affiliated with Seller receives any amounts from the Medicare program for reimbursement associated with the operations of the Home Health Business relating to services performed during periods subsequent to the Effective Date, Seller shall, within seventy-two (72) hours of receipt thereof, tender same to Purchaser.

3.04 Payment for Post-Closing Services

3.04.01 Medicare Billings. Purchaser and Seller acknowledge and agree that, as to Medicare PPS episodes of care in progress as of the Effective Date and continuing following the Effective Date (hereinafter referred to as “Straddle Episodes”), any billing or claims submissions to occur after the Effective Date will be performed by Purchaser. The revenue from each Straddle Episode will be divided pro-rata based on a proportion of days within each Straddle Episode for which the respective parties were responsible for servicing the patient, which shall be calculated by multiplying the total amount of the episodic payment (inclusive of the RAP and final payment) times a fraction, the numerator of which shall be the number of days following the Effective Date and the denominator shall be the total number of days in the episode (which shall be sixty (60), except in instances of low utilization payment adjustments or where the patient is discharged prior to the end of an episode, for which the denominator shall be the total number of days for which the patient was on service) (hereinafter referred to as the “Straddle Amount”). The Straddle Amount shall be credited to Purchaser, and amounts in excess of the Straddle Amount shall be credited to Seller, and Purchaser and Seller shall reconcile payments accordingly.

3.04.02 Other Billings. For revenue earned through Medicaid, Managed Care, Private Insurance, Self-Pay, and Private Pay, Seller and Purchaser acknowledge and agree that Purchaser, after the Effective Date, will bill and collect for certain home health services provided by Seller, its agents and employees prior to the Effective Date. Any revenue for these pre-closing services will be received for the credit of Seller.

4. Assumption of Liabilities. In connection with the purchase of the Home Health Assets hereunder, Purchaser shall specifically assume as of the Effective Date the Liabilities listed on Schedule 1.06. Purchaser shall not assume any other liabilities, contingent or certain, of Seller. Notwithstanding the foregoing, Purchaser acknowledges and understands that certain applicable case law holds that a purchaser of assets who assumes the provider agreement of a provider of Medicare services also assumes certain additional liabilities of the seller irrespective of a contrary provision in the applicable sales agreement. Accordingly, Seller makes no representation or warranty to Purchaser regarding the limitation on its assumption of liabilities hereunder, and Purchaser acknowledges that any federal or state agency or third party may take the position that Purchaser, through its acceptance of the Seller’s provider agreements and Medicare and Medicaid provider numbers referenced in Section 1.01(d) hereof, has assumed additional liabilities of the Seller not specifically referenced herein; however, the parties’ obligations with respect to one another shall remain subject to this Agreement, including but not limited to applicable indemnification provisions.

5. Representations and Warranties of Seller. Seller hereby represents and warrants to Purchaser, as of the date of this Agreement and as of the Effective Date (unless another date is expressly provided in this Section 5) that the statements contained in this Section 5 are correct and complete in all material respects:

5.01 Ownership. Seller is the beneficial owner of the Home Health Assets and has good and marketable title to, and the right to sell, assign, and transfer the Home Health Assets to Purchaser, free and clear of any security interest, claims, liens, pledges, penalties, charges, restrictions on transfer, encumbrances whatsoever of every kind and character, other than (i) the restrictions set forth in the agreements and contracts identified in Schedule 5.06, copies of which are attached thereto; (ii) the consents required but not obtained identified in Schedule 5.03; and (iii) those accruing after the Closing. Upon the execution of this Agreement and obtaining the consents described on Schedule 5.03, good and marketable title to, or valid leasehold interest in, the Home Health Assets shall be delivered to Purchaser, free and clear of any security interest, claims, liens, pledges, penalties, charges, encumbrances, whatsoever, other than those specifically set forth and assumed herein.

5.02 Valid Existence. Seller is duly organized, validly existing, and in good standing as a limited liability company under the laws of the State of Delaware and is authorized to conduct business in the State of Mississippi and has full power and authority (including all licenses, franchises, permits, and other authorizations that are legally required) to own the Home Health Assets, its properties and to engage in the Home Health Business in Mississippi and activities now conducted by it.

5.03 Due Authorization: Consent of Third Parties. Seller has the right, power, legal capacity and authority to enter into and perform Seller’s obligations under this Agreement, and no approval or consent of any person other than the Seller is necessary in connection with the execution, delivery, or performance of this Agreement by the Seller, except for the consents set forth in Schedule 5.03. This Agreement constitutes a legal and binding obligation of the Seller, and is valid and enforceable against the Seller in accordance with its terms except that (i) the enforcement of certain rights and remedies created by this Agreement is subject to bankruptcy, insolvency, reorganization, and similar laws of general application affecting the rights and remedies of parties, and (ii) the enforceability of any particular provision of this Agreement under principles of equity or the availability of equitable remedies, such as specific performance, injunctive relief, waiver, or other equitable remedies, is subject to the discretion of courts of competent jurisdiction.

5.04 Use of Home Health Assets. All of the Home Health Assets, which are tangible personal property are located at the Agency Address and are useable, non-expired, and are maintained in accordance with normal industry practice.

5.05 Litigation. Except as described on Schedule 5.05, there is not any suit, action, arbitration, or legal, administrative, or other proceeding or governmental investigation pending or, to Seller’s Knowledge, threatened (in the form of threats made to representatives of Seller), against or affecting the Home Health Business or the Home Health Assets, including but not limited to any action or claim under any federal, state, local or other governmental act, rule, regulation, or any interpretations thereof, relating to environmental matters or the protection of the safety and health of persons connected with the Home Health Business (including but not limited to the transportation, treatment, storage, recycling, disposal, or release into the environment of hazardous or toxic materials or waste), or any basis on which any proceeding or investigation against Seller might reasonably be undertaken or brought. The Seller has informed Purchaser of, and upon request has furnished or made available to Purchaser, copies of all relevant court papers and other documents relating to, the matters set forth in this Section. Except as described on Schedule 5.05, to Seller’s knowledge, Seller is not in default with respect to any order, writ, injunction, or decree of any Health Care Law affecting the Home Health Assets and/or Home Health Business. In addition, to Seller’s Knowledge, it is not in violation of any other federal, state, local law, rule or regulation, or foreign court, department, agency, or instrumentality relating to the Home Health Assets and/or Home Health Business. During the five year period immediately preceding the Closing, except as described on Schedule 5.05, Seller has neither received nor been a party to any written notice of violations, orders, claims, citations, complaints, penalties, assessments, court, or other proceedings, administrative, civil or criminal, at law or in equity, with respect to any Health Care Law affecting the Home Health Assets and/or Home Health Business. In addition, to Seller’s Knowledge, except as described on Schedule 5.05, it has neither received nor been party to any written notice of violations, orders, claims, citations, complaints, penalties, assessments, court, or other proceedings, administrative, civil or criminal, at law or in equity, with respect to any alleged violations of any other federal, state, or local environmental law, regulation, ordinance, standard, permit, or order in connection with the conduct of the Home Health Assets and/or Home Health Business or otherwise during the past five years.

5.06 Contracts, Agreements and Instruments. Schedule 5.06 contains a list of the following, copies of which have been heretofore furnished by Seller to Purchaser, which acknowledges receipt thereof:

5.06.01 The Certificate of Formation, as presently in effect, certified by a member of Seller;

5.06.02 True and correct copies of all material contracts, agreements and other instruments relating to the Home Health Assets which are being transferred to Purchaser.

Except for matters which, in the aggregate, would not have a Material Adverse Effect or as otherwise disclosed in the Agreement, Seller is no, and to Seller’s Knowledge, no other party to any such contract, agreement, instrument, lease, or license being assigned to Purchaser hereunder is now in violation or breach of, or in default with respect to complying with, any material provision thereof, and each such contract, agreement, instrument, lease, or license by which Seller is presently engaged is in full force and effect and is the legal, valid, and binding obligation of the parties thereto and is enforceable as to them in accordance with its terms, except that (i) the enforcement of certain rights and remedies created thereby and is subject to bankruptcy, insolvency, reorganization, and similar laws of general application affecting the rights and remedies of parties, and (ii) the enforceability of any particular provision thereof under principles of equity or the availability of equitable remedies, such as specific performance, injunctive relief, waiver, or other equitable remedies, is subject to the discretion of courts of competent jurisdiction.

5.07 Compliance With Law; Taxes. Seller has received no notice that it is not in compliance with any Health Care Law applicable to the Home Health Assets and Home Health Business. Except as described on Schedule 5.07, the Seller has made timely payment of all taxes applicable to the Home Health Assets and Home Health Business when due and payable and has paid all interest, penalties, deficiencies, and assessments, if any, levied or assessed against it. Except as described on Schedule 5.07, Seller has made timely payment of all taxes applicable to the Home Health Assets and Home Health Business when due and payable and has paid all interest, penalties, deficiencies, and assessments, if any, levied or assessed against it with respect thereto.

5.08 Permits and Licenses. Seller has all permits, licenses, and other similar authorizations necessary for the conduct of the Home Health Business as now being conducted by it, and it is not in default in any respect under any such permits, licenses, or authorizations. No royalties, commissions, or fees are payable by Seller to any person by reason of the ownership or use of any intangible property comprising the Home Health Assets, except as set forth in the contracts described on Schedule 5.06. There are no material licenses, sublicenses, or agreements relating to the use by Seller of any intangible property comprising the Home Health Assets, except as set forth in the contracts described on Section 5.06, and Seller has no knowledge that any Home Health Asset is being infringed by others. No claim that will have a Material Adverse Effect on the Home Health Assets or Home Health Business is pending or, to Seller’s Knowledge, threatened, that the operation of Home Health Assets or Home Health Business or any method, process, part, or material that Seller employs, conflicts in any material way with, or infringes in any material way upon any rights of the type enumerated above, owned by others.

5.09 Employees.

5.09.01 Current Employees. Schedule 5.09.01 is a list of names of all employees of Seller employed within the operations of the Home Health Business as of the date of the Closing, stating the amounts or rates of compensation payable to each, the employee benefits enjoyed by each, and whether or not each respective employee has executed any employment agreement with Seller.

5.09.02 Employment of Seller’s Employees. Schedule 5.09.02 is a list of names of employees of Seller which Purchaser shall employ effective as of the date of the Closing (the employees listed on Schedule 5.09.02 shall be referred to individually as “Assumed Employee” and collectively “Assumed Employees”).

5.09.03 Non-Employment of Assumed Employees by Seller. Seller agrees that for a period of one hundred eighty (180) days following the date of the Closing, Seller, or any affiliate thereof, will not employ any Assumed Employee without the express, written consent of the Purchaser. Purchaser agrees that for a period of one hundred eighty (180) days following the Closing, Purchaser or any affiliate thereof, will not employ any full-time or part-time employee of the Seller without the express, written consent of the Seller.

5.09.04 Non-Solicitation of Assumed Employees by Seller. In conjunction with Section 5.09.03, Seller agrees that for a period of three hundred sixty-five (365) days following the date of the Closing, Seller, or any affiliate thereof, will not solicit or encourage for employment any Assumed Employee. If, during the time period of day one hundred eighty-one (181) through day three hundred sixty-five (365) of the term of this provision, Seller receives a request for employment from any Assumed Employee, Seller shall not be prevented from employing any such Assumed Employee provided (i) the Assumed Employee contacts Seller on his or her own initiative without any direct or indirect solicitation by, or encouragement from, Seller, and (ii) Seller notifies Purchaser of said request and Seller does not employ the requesting Assumed Employee for at least ten (10) days from the date of Purchaser’s receipt of said notification.

5.10 No Violation of Employee Contracts. Seller is not, and to Seller’s knowledge, no employee of Seller is in violation of any term of any employment contract, non-competition agreement, or any other contract or agreement or any restrictive covenant with, or any other common law obligation to, a former employer of such employee relating to the right of any such employee to be employed by Seller because of the nature of the business conducted by Seller or of the use of trade secrets or proprietary information of others. There is no pending or, to Seller’s Knowledge, threatened, any actions, suits, proceedings, or claims with respect to any contract, agreement, covenant, or obligation referred to in the preceding sentence.

5.11 Hazardous Materials. The Seller is not in the business of possession, transportation, or disposal of hazardous materials. If and to the extent that Seller’s Home Health Business has involved the possession, transportation, or disposal of hazardous materials, to Seller’s Knowledge, the Seller has complied with any and all applicable laws, ordinances, rules, and regulations and has not and will not be the basis of any claim or proceeding against, or any liability of, Seller with respect the Home Health Business prior to the Closing. To Seller’s Knowledge, no Assumed Employee has been exposed to hazardous materials during the period of their employment by Seller such that exposure could cause damage to such employee.

5.12 Interest in Competitors. To Seller’s Knowledge, except as disclosed on Schedule 5.12, none of Seller’s officers or directors has a direct or indirect ownership interest in any competitor, supplier, or customer of Seller’s Home Health Business.

5.13 Financial Condition. Seller has delivered to Purchaser true and correct copies of the following: internally generated balance sheets and income statements relating to the Home Health Business for the fiscal year ended December 31, 2003 and for the first quarter of 2004 (collectively, “Financial Statements”). Such Financial Statements present fairly in all material respects the financial condition, assets and liabilities of Seller relating to the Home Health Assets and Home Health Business as of their respective dates. Such Financial Statements referred to in this section have been prepared in accordance with the books and records of Seller.

5.14 Changes of Events. Since December 31, 2003, and as of the Closing, except as described on Schedule 5.14, none of the following has occurred or shall occur with respect to the Home Health Assets:

5.14.01 Other than in the ordinary course of business or as contemplated by this Agreement, any change in the financial condition of the Home Health Business, Assumed Liabilities, or Home Health Assets, that, when considered individually or in the aggregate, are reasonably expected to have a Material Adverse Effect;

5.14.02 The destruction of, damage to, or loss of any Home Health Asset of Seller (regardless of whether covered by insurance) that, when considered individually or in the aggregate, are reasonably expected to have a Material Adverse Effect;

5.14.03 Any labor disputes that, when considered individually or in the aggregate, are reasonably expected to have a Material Adverse Effect;

5.14.04 Other than in the ordinary course of business, any increase in the salary or other compensation payable or to become payable by Seller to any Assumed Employee, or the declaration, payment, or commitment or obligation of any kind for the payment by Seller of a bonus or other additional salary or compensation to any such person;

5.14.05 Any mortgage, pledge, or other encumbrance of any Home Health Asset except in the ordinary course of business;

5.14.06 The material amendment or termination of any material contract or agreement to be assumed by Purchaser;

5.14.07 Except such matters undertaken in consultation with Purchaser or as contemplated by this Agreement, any failure on the part of Seller to operate its Home Health Business in the ordinary course and consistent with past practices, so as to retain the services of the Assumed Employees up to and as of the Closing, and to preserve its goodwill associated with the Home Health Assets and Home Health Business and to maintain relationships with suppliers, creditors, customers of the Home Health Business;

5.14.08 Any action taken or omitted to be taken by Seller which would cause (after lapse of time, notice or both) the breach, default, or acceleration of any right, contract, commitment, or other obligation to be transferred to Purchaser hereunder; or

5.14.09 Any agreement by Seller to do any of the things described in the preceding clauses in this section.

5.15 No Defaults. Subject to obtaining the consents described on Schedule 5.03, the consummation of the transactions contemplated by this Agreement will not result in or constitute any of the following: (i) a breach of any term or provision of any other agreement to which Seller is a party that will not be waived or released at the Closing, (ii) a default on an event that will not be waived or released at the Closing and that, with notice or lapse of time or both, would be a default, breach, or violation of any agreement be transferred to Purchaser hereunder or by which the Home Health Assets is bound (iv) the creation or imposition of any lien, charge, or encumbrance on any of the Home Health Assets; or (v) a violation of any law or any rule or regulation of any administrative agency or governmental body to which the Seller is subject.

5.16 Liabilities. No liabilities of Seller will be assumed by or transferred to Purchaser pursuant to the transactions contemplated by this Agreement, except as provided in Section 1.06, those listed in Schedule 1.06, or as provided in Section 4, nor will any of the Home Health Assets to be acquired by Purchaser be subject to any pre-Closing or post-Closing liabilities of Seller.

5.17 No Prohibited Payments. Neither Seller nor any employee or agent of Seller had made or authorized any payment of funds of Seller or on behalf of the Home Health Business prohibited by law and no funds of Seller have been set aside to be used for any such purpose.

6. Representation and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller, as of the date of this Agreement, that the statements contained in this Section 6 are correct and complete in all material respects:

6.01 Organization. Purchaser is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Mississippi and is authorized to do business in every other jurisdiction in which its ownership, leasing, licensing, or use of property assets or the conduct of its business makes such qualification necessary, except where the failure to do so would not have a material adverse effect on the business or operations of the Purchaser.

6.02 Due Authorization: Purchaser has the right, power, legal capacity, and authority to enter into and perform its obligations under this Agreement. The execution, delivery, and performance of this Agreement by the Purchaser has been duly authorized by its governing authority and no other act or authority on the part of Purchaser is necessary to authorize this

Agreement or the consummation of the transactions contemplated hereby. This Agreement constitutes a legal and binding obligation of the Purchaser, and is valid and enforceable against the purchaser in accordance with its terms except that (i) the enforcement of certain rights and remedies created by this Agreement is subject to bankruptcy, insolvency, reorganization, and similar laws of general application affecting the rights and remedies of parties, and (ii) the enforceability of any particular provision of this Agreement under principles of equity or the availability of equitable remedies, such as specific performance, injunctive relief, waiver or other equitable remedies, is subject to the discretion of courts of competent jurisdiction.

6.03 No Violation. The consummation of the transactions contemplated by this Agreement will not result in or constitute, (i) a default or an event that will not be waived or released at the Closing and that, with notice or lapse of time or both, would be a default, breach, or violation of the articles of organization or operating agreement of Purchaser or (ii) a violation of any law or any rule or regulation of any administrative agency or governmental body or any order, writ, injunction, or decree of any court, administrative agency or governmental body to which Purchaser is subject.

7. Condition to Obligations of Purchaser. The obligations of Purchaser under this Agreement are subject, at the option of Purchaser, to the satisfaction of the following conditions:

7.01 Completion of Satisfactory Due Diligence. As of the Effective Date, Purchaser shall have completed satisfactory due diligence of the operations of the Home Health Business. Further, Purchaser, through its due diligence, shall not have found evidence of any aspect of the Home Health Business that would have an Adverse Material Effect on the Home Health Assets.

7.02 Regulatory Approval. The Closing shall not be in contravention of any law, rule, regulation or order of any state or federal regulatory agency. Further, Purchaser shall have obtained, as of the Effective Date, necessary approval from any state or federal regulatory body governing the operation of home health facilities or the change of ownership thereof. Seller shall have cooperated and assisted Purchaser where reasonably necessary in order for Purchaser to adequately complete the necessary paperwork to effectuate a change in control of Seller’s Medicare and/or Medicaid provider numbers and corresponding agreements.

7.03 Accuracy of Representations and Compliance With Conditions. All representations and warranties of Seller contained in this Agreement shall be accurate as of the date of this Agreement and shall be accurate as of the Effective Date, as though such representations and warranties were then made by Seller, other than such representations and warranties that are made as to another date. As of the Effective Date, Seller shall have performed and complied with all covenants and agreements, and satisfied all conditions, required by this Agreement to be performed and complied with by Seller at or before such time.

7.04 Closing Documents. In connection with the Closing, Seller shall deliver to Purchaser the following items:

7.04.01 Bills of sale, endorsements, assignments, drafts, checks, and other instruments of transfer in form and substance consistent with this Agreement and mutually satisfactory to Purchaser and Seller in order to transfer all right, title and interest of Seller in the Home Health Assets to Purchaser;

7.04.03 Evidence (including, if applicable, the delivery of duly executed UCC-3 Termination Statements) reasonably satisfactory to Purchaser and its counsel, of the satisfaction and discharge by Seller of all existing liens, claims, and encumbrances upon or affecting the Home Health Assets; and

7.04.04 Such other instruments and documents in form and content consistent with the terms of this Agreement and mutually satisfactory to Seller and Purchaser, as may be necessary or appropriate to (i) effectively transfer and assign to and vest in Purchaser good and marketable title to the Home Health Assets and/or to consummate more effectively the transactions contemplated hereby and (ii) in order to enable Purchaser to determine whether the conditions to Seller’s obligations under this Agreement have been met and otherwise to carry out the provisions of this Agreement.

7.05 Review of Proceedings. All actions, proceedings, instruments, and documents required to carry out this Agreement, or any agreement incidental thereto and all other related legal matters shall be subject to the reasonable approval of counsel to Purchaser, and Seller shall have furnished such counsel for Purchaser such documents as such counsel may have reasonably requested for the purpose of enabling them to pass upon such matters.

7.06 Legal Action. There shall not have been instituted or threatened any legal proceeding relating to, or seeking to prohibit or otherwise challenging the consummation of, the transactions contemplated by this Agreement or related agreements or to obtain substantial damages with respect thereto.

7.07 No Governmental Action. There shall not have been any action taken, or any law, rule, regulation, order, or decree proposed, promulgated, enacted, entered, enforced, or deemed applicable to the transactions contemplated by this Agreement by any federal, state, local, or other governmental authority or by any court or other tribunal, including the entry of a preliminary or permanent injunction which, in the reasonable judgment of Purchaser:

7.07.01 Makes any of the transactions contemplated by this Agreement illegal;

7.07.02 Results in a delay, which affects the ability of Purchaser to consummate any of the transactions contemplated by this Agreement;

7.07.03 Requires the divestiture by Purchaser of a material portion of the Home Health Business of either Purchaser taken as a whole, or of Seller taken as a whole; and

7.07.04 Otherwise prohibits, restricts, or delays consummation of any of the transactions contemplated by this Agreement or impairs the contemplated benefits to Purchaser of the transactions contemplated by this Agreement.

7.08 Contractual Consents Needed. The parties to this Agreement shall have obtained, prior to the Effective Date, all consents required for the consummation of the transactions contemplated by this Agreement from any party to any contract, agreement, instrument, lease, license, arrangement, or understanding to which either of them is a party, or to which any of their respective businesses, properties, or assets are subject, except where the failure to obtain the same would not have a Material Adverse Effect on such party.

7.09 Other Agreements. Agreements set forth as exhibits or schedules to this Agreement shall have been duly authorized, executed, and delivered by the parties thereto at or prior to the Effective Date, shall be in full force and effect, valid and binding upon the parties thereto, and enforceable by them in accordance with their terms at the Closing, and no party thereto at any time from the execution thereof until immediately after the Closing shall have been in violation of or in default in complying with any material provision thereof.

7.10 Management Approval. The managing members of Seller and Purchaser, or their parent companies as applicable, shall have approved the transactions contemplated herein.

8. Conditions to Obligations of Seller. The obligations of Seller under this Agreement are subject, at the option of Seller, to the satisfaction of the following conditions:

8.01 Accuracy of Representations and Compliance With Conditions. All representations and warranties of Purchaser contained in this Agreement shall be accurate as of the date of this Agreement and shall be accurate as of the Effective Date, as though such representations and warranties were then made by Purchaser, other than such representations and warranties that are made as to another date. As of the Effective Date, Purchaser shall have performed and complied with all covenants and agreements, and satisfied all conditions, required by this Agreement to be performed and complied with by Purchaser at or before such time.

8.02 Other Closing Documents. Purchaser shall have delivered to Seller, at or prior to the Closing, such other documents as Seller may reasonably request in order to enable Seller to determine whether the conditions to its obligations under this Agreement have been met and otherwise to carry out the provision of this Agreement. Seller shall also execute the required Change of Ownership (“CHOW”) form CMS 855 and submit the executed form to Purchaser prior to Closing; such form shall not be submitted by Purchaser to regulatory authorities until such time as this Agreement is executed.

8.03 Review of Proceedings. All actions, proceedings, instruments, and documents required to carry out this Agreement, or any agreement incidental thereto and all other related legal matters shall be subject to the reasonable approval of counsel to Seller, and Purchaser shall have furnished such counsel such documents as such counsel may have reasonably requested for the purpose of enabling them to pass upon such matters.

8.04 Legal Action. There shall not have been instituted or threatened any legal proceeding relating to, or seeking to prohibit or otherwise challenging the consummation of, the transactions contemplated by this Agreement or related agreements set forth as an exhibit hereto, or to obtain substantial damages with respect thereto.

8.05 No Governmental Action. There shall not have been any action taken, or any law, rule, regulation, order, or decree proposed, promulgated, enacted, entered, enforced, or deemed applicable to the transactions contemplated by this Agreement by any federal, state, local, or other governmental authority or by any court of other tribunal, including the entry of a preliminary or permanent injunction, which, in the reasonable judgment of Seller:

8.05.01 Makes any of the transactions contemplated by this Agreement illegal;

8.05.02 Results in a delay that affects the ability of Seller to consummate any of the transactions contemplated by this Agreement;

8.05.03 Otherwise, prohibits, restricts, or delays consummation of any of the transactions contemplated by this Agreement or impairs the contemplated benefits to Seller or the Stockholders of the transactions contemplated by this Agreement.

8.06 Contractual Consents Needed. The parties to this Agreement shall have obtained, prior to the Effective Date, all consents required for the consummation of the transactions contemplated by this Agreement from any party to any contract, agreement, instrument, lease, license, arrangement, or understanding to which either of them is a party, or to which any of their respective businesses, properties, or assets are subject, except where the failure to obtain the same would not have a Material Adverse Effect on such party.

8.07 Other Agreements. Agreements set forth as exhibits or schedules to this Agreement shall have been duly authorized, executed, and delivered by the parties thereto at or prior to the Effective Date, shall be in full force, valid and binding upon the parties thereto, and enforceable by them in accordance with their terms at the Closing, and no party thereto any time from the execution thereof until immediately after the Closing shall have been in violation of or in default in complying with any material provision thereof.

8.08 Management Approval. The managing members of Purchaser and Seller, or their parent companies as applicable, shall have approved the transaction contemplated herein.

9. Covenants and Agreements of Purchaser. Purchaser covenants and agrees as follows:

9.01 Post Closing Covenants. On and after the Closing, Purchaser agrees to maintain in confidence and not to disclose, except in accordance with and as permitted by applicable laws and regulations, the records of the patients to whom Seller provided services.

9.02 Information Accessibility. Upon prior reasonable notice and at reasonable times, Seller shall be allowed access to those patient records transferred herein.

9.03 Public Statements. Before Purchaser shall execute or administer a press release or public announcement related to consummation of this transaction, Purchaser shall cooperate with Seller, shall furnish drafts of all documents or proposed oral statements to Seller for comment, and shall not release any such information without the written consent of Seller. Nothing contained herein shall prevent Purchaser from furnishing any information to any governmental authority if required to do so by law.

10. Covenants and Agreements of Seller. Seller covenants and agrees as follows:

10.01 Payment of Taxes. All accrued but unpaid federal, state, and local income and other taxes of Seller for the period ended as of the Closing and all prior periods will be paid by Seller.

10.02 Post-Closing Consents. Seller agrees to use its best good faith effort to secure and/or assist Purchaser in securing post-Closing third party consents material to the ongoing operation of Seller’s Home Health Business.

10.03 Public Statements. Before Seller shall execute or administer a press release or public announcement related to consummation of this transaction, Seller shall cooperate with Purchaser, shall furnish drafts of all documents or proposed oral statements to Purchaser for comment, and shall not release any such information without the written consent of Purchaser. Nothing contained herein shall prevent Seller from furnishing any information to any governmental authority if required to do so by law.

10.04 Non Competition by Seller. For a period of two years from and following the Effective Date, without the prior written consent of the Purchaser, Seller shall not, in its capacity as an entity, partner, shareholder, consultant, joint venturer or owner, or in any other capacity, within the Mississippi counties of Warren, Claiborne, Jefferson, Copiah, Yazoo, Sharkey, Issaquenna, and Hinds (“Non-competition Area”), (i) invest (other than investments in publicly-owned companies whose securities are traded on the New York Stock Exchange or American Stock Exchange or listed on NASDAQ which constitute not more than 1% of the outstanding securities of any such company) in any home health nursing care business, or (ii) engage in any home health nursing care business that is competitive with the Company or any of its affiliates. As used in this provision, “affiliates” shall mean persons or entities that directly, or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Seller and as such term is further defined under the Securities Act of 1933, as amended. Notwithstanding the foregoing restriction, the parties acknowledge that such restriction shall not apply to (a) any facility which is owned, operated or managed, directly or indirectly, by a company or companies which acquires all or substantially all of the assets or stock of Triad Hospitals, Inc. (“Triad”) (whether by merger or otherwise), which facility is owned by the acquiring party at the time of the acquisition of Triad, or (b) Triad’s acquisition of a hospital or group of other healthcare facilities which includes at the time of acquisition one or more of such facilities (each a “Subsequently Acquired Home Health Facility”); provided however, that in the event that prior to the end of the non-competition period set forth in this paragraph, Triad or the ultimate owner of the relevant Subsequently Acquired Home Health Facility, as applicable, accepts an offer to sell such Facility (the “Facility Identified for Sale”), the Purchaser shall be provided with notice of the terms of the proposed sale (“Transfer Notice”) and shall be afforded a right of first refusal to purchase the Facility Identified for Sale on the same terms and conditions that are deemed acceptable to Seller or the ultimate owner of such Facility. Purchaser shall have ten days from its receipt of the Transfer Notice to notify Seller of its desire to purchase the Facility Identified for Sale, and Purchaser shall close the purchase of such Facility within 45 days of its receipt of the Transfer Notice. If the Purchaser fails to provide the required notice or to purchase the Facility Identified for Sale within such 45-day period, Seller shall be free to sell Facility Identified for Sale to the original offeror or any other potential purchaser.

10.04.01 The parties acknowledge:

(i) that due to the nature of the business, the foregoing covenants place no greater restraint upon the Seller than is reasonably necessary to protect the business and goodwill of the Purchaser;

(ii) that this Agreement is not an invalid or unreasonable restraint of trade; and

(iii) that a breach of this Section by the Seller would cause irreparable damage to the Purchaser.

10.04.02 In the event of any breach, or any threatened or attempted breach by the Seller of the restrictions herein contained, it is agreed that in addition to all other legal remedies, the Purchaser shall also have the right, after prior notice to Seller of said breach or threatened or attempted breach, and after Seller has had ten (10) days subsequent to said notice to cure said breach or threatened or attempted breach, to obtain an injunction prohibiting such violation or attempted threatened violation in commanding compliance with the restrictions herein contained, in accordance with this Agreement. Seller further agrees that for the purpose of any such injunction proceeding, it shall be presumed that Purchaser’s legal remedies would be inadequate and that Purchaser would suffer irreparable harm as a result of Seller’s violation of the provisions of Section 10.04.

10.04.03 (i) Seller hereby acknowledges that the restrictive covenants set forth above are reasonable as to time and scope and are reasonably necessary to protect the Purchaser’s business.

(ii) Seller further agrees that, should the legality or enforceability of the restrictive covenants ever be challenged and any part thereof be deemed unreasonably excessive, the Court rendering such decision shall not invalidate the restrictive covenant in its entirety, but rather shall reduce the scope thereof to what the Court deems reasonable under the circumstances;

(iii) Seller further agrees that such non-competition covenants and/or any portion thereof are severable, separate and independent, and should any specific restriction or the application thereof, to any person, firm, corporation or situation be held to be invalid, that holding shall not effect the remainder of such restrictive covenant.

10.04 Confidentiality. Seller hereby acknowledges that it has had access to the customer accounts, referral sources and personnel information and other proprietary information of the Seller relating to its Home Health Business that must remain confidential for the continuing success of Purchaser (“Confidential Information”). Seller agrees that it will not disclose, intentionally or unintentionally, and shall cause its attorneys, auditors and other agents to not use or disclose, such Confidential Information to others, without the Purchaser’s prior written permission. In the event that the Closing does not take place and discussions between the parties hereto regarding the transactions contemplated hereby are terminated, if Seller requests, the Purchaser shall, and shall cause its attorneys, auditors and other agents promptly to, return to the Seller all Confidential Information in their possession which was furnished to the Purchaser pursuant to this Agreement.

10.05 Non-Solicitation. Seller acknowledges that the business goodwill and business contacts regarding its Home Health Business are a valuable asset that is the subject of this Agreement. Therefore, in consideration of the mutual promises herein contained, and other good and valuable consideration, to protect the foregoing valuable property of Purchaser, Purchaser and Seller expressly covenant and agree as follows:

10.05.01 For a period of two years from and following the Effective Date, Seller specifically agrees that it will not, for itself, on behalf of, or in conjunction with any person, firm or corporation other than Purchaser (either as principal, employee, shareholder, director, partner, owner or part owner of any corporation, partnership or any type of business entity) do any of the following:

        (i) directly or indirectly solicit or divert any home health nursing care business or patronage from Purchaser, to a competitor or for the benefit of Seller; or

        (ii) directly or indirectly induce or attempt to induce any home health nursing care customer of Purchaser to terminate their relationship with Purchaser; or

        (iii) directly or indirectly induce or attempt to induce any Assumed Employee to terminate his relationship with the Purchaser; or

        (iv) authorize any agent, servant or employee of the Seller to do any of the foregoing acts on behalf of Seller.

11. Miscellaneous.

11.01 Brokerage and Other Fees. Each party shall be responsible for the fees of their respective professionals (including, without limitation, brokerage, legal and accounting fees) engaged to assist in the brokering, preparation, negotiation and counseling with respect, and relating, to this Agreement and consummation of the transactions contemplated herein, as well as their respective out-of-pocket expenses.

11.02 Further Actions. At any time and from time to time, the parties agree, at their expense, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the transfer of the Home Health Assets to Purchaser.

11.03 Entire Agreement: Modification. The Agreement and the Schedules and Exhibits hereto set forth the entire understanding of the parties with respect to the subject matter hereof, supersede all existing agreements between them concerning such subject matter, and may be modified only by a written instrument duly executed by the parties.

11.04 Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier services, by telecopy (confirmed by telephone within twenty-four (24) hours following receipt thereof), or by registered or certified mail, (postage prepaid, return receipt requested) to the respective parties at the following address (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.04):

(a) If to Seller

Vicksburg Healthcare, LLC

2100 Highway 61 North

Vicksburg, Mississippi, 39183

Attention: Chief Financial Officer

Telecopy: 601.883-5930

Telephone: 601.833-5185

with copy to:

Robison & Folk LLP

1415 Louisiana Street, Suite 2510

Houston, Texas 77001

Attention: Linda M. Robison

Telecopy: 713.400.1515

Telephone: 713.400.1400

(b) If to Purchaser

Amedisys Mississippi, L.L.C.

11100 Mead Road

Suite 300

Baton Rouge, Louisiana 70816

Attention: Chief Financial Officer

Telecopy: (225) 292-8163

Telephone: (225) 292-2031

with copy to:

McKay Williamson Lutgring & Cochran, LLC

732 North Blvd.

Baton Rouge, Louisiana 70802

Attention: Michael D. Lutgring

Telecopy: (225) 214-1771

Telephone: (225) 389-1060

11.04 Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of that provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing and, in case of a corporate party, be authorized by a resolution of the Board of Directors or by an officer of the waiving party.

11.05 Binding Effect. The provisions of this Agreement shall be binding upon and inure to the benefit of each party’s respective successors and assigns; provided, however, any such assignment by Purchaser shall not release Purchaser of any of its obligations under this Agreement.

11.06 No Third-Party Beneficiaries. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Agreement.

11.07 Severability. The invalidity of any one or more of the words, phrases, sentences, clauses, sections, subdivisions, or subparagraphs contained in this Agreement shall not affect the enforceability of the remaining portions of this Agreement or any part thereof, all of which are inserted conditionally on their being legally valid. If any court of proper jurisdiction finds that this Agreement is overly broad or unenforceable for any reason whatsoever, then it is hereby agreed that this Agreement will be reduced or amended to be enforceable to the extent allowable under applicable law, and that any court of competent jurisdiction shall have the power to alter the scope of any provision herein in order that said provision would be made legal and enforceable upon the effectiveness of said alteration.

11.08 Headings. The headings of this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

11.9 Counterparts, Governing Law. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute on and the same instrument. The execution and delivery of this Agreement and the other instruments effecting the conveyances and transfers at the Closing may be perfected by the exchange of executed signature pages via facsimile or Adobe Portable Document Format followed by delivery of the original executed signature pages via overnight mail carrier thereafter. This Agreement shall be governed by and construed in accordance with the laws of the State of Mississippi without giving effect to conflict of laws.

11.10 Indemnification. Seller shall indemnify, defend and hold harmless Purchaser and each of its officers, directors, agents and affiliates from and against any damage, loss, claim, liability, cost or expense incurred by Purchaser, including fees and disbursements of counsel, accountants, experts and other consultants reasonably and necessarily incurred by Purchaser, net of any tax benefit to which Purchaser is entitled and net of any and all amounts to which Purchaser is entitled to from insurance, guarantees, indemnities, and contractual and legal rights by, from or against other persons, firms, or entities (collectively, “Damages”), resulting from, arising out of, based upon or occasioned by the inaccuracy of any warranty or any representation made by Seller in this Agreement, or any breach of any covenant or agreement of Seller contained herein, or any pre-Closing liability. Purchaser shall indemnify, defend and hold harmless Seller and each of its members, officers, directors, agents and affiliates from and against any Damages, resulting from, arising out of, based upon or occasioned by the inaccuracy of any warranty or representation made by the Purchaser herein, or any breach of any covenant or agreement of Purchaser contained herein, or any post-Closing liability.

11.11 Arbitration Procedures. Any and every dispute of any nature whatsoever that may arise between the parties hereto, whether sounding in contract, statute, tort, fraud, misrepresentation, discrimination or any other legal theory, or breach of this Agreement, or any schedule, certificate or other document delivered by any party hereto, or those arising under any federal, state or local law, regulation or ordinance, shall be determined in accordance with the procedures for arbitration of the American Health Lawyers Association Alternative Dispute Resolution Service or any successor organization thereto. Unless otherwise agreed by the parties, the arbitration shall be held in Vicksburg, Mississippi.

11.12 Survival. Except as otherwise specifically provided herein, the representations and warranties of the Purchaser and Seller contained herein shall survive for a period of eighteen (18) months from the Closing Date. However, with respect to any pre-Closing liability of Seller, cost-report adjustments for pre-Closing Date periods, and/or litigation for pre-Closing Date causes of action for alleged claims against Seller, Purchaser’s indemnification rights shall remain valid and exercisable without regard to the survival period provided herein. Additionally, with respect to lawsuits for post-Closing causes of action instituted after eighteen months from Closing, Seller’s indemnification rights shall remain valid and exercisable without regard to the survival period provided herein.

IN WITNESS WHEREOF, the parties have duly executed this Agreement effective as of the date written in the preamble of this Agreement.

AMEDISYS MISSISSIPPI, L.L.C.

By:	AMEDISYS, INC.

Sole Member

By:

Gregory H. Browne

Chief Financial Officer

VICKSBURG HEALTHCARE, LLC

By:	River Region Medical Corporation

Member

By:

Donald P. Fay

Executive Vice President